

By Electronic Mail

September 27, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Dynamic Shares Trust
Issuer CIK: 0001771951
Issuer File Number: 333-277681/001-40369
Form Type: 8-A12B
Filing Date: September 27, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Units of Beneficial Interest of Dynamic Short Short-Term Volatility Futures ETF, under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Listings Analyst, Listing Qualifications